UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Solar3D, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83417A-100
(CUSIP Number)

James Nelson

1010 Winding Creek Road, Suite 100, Roseville, California 95678

805-690-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D Page 2 of 5 Pages
(1)	NAME OF REPORTING PERSON: Pearl Innovations, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of common stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Common Stock

(14)	TYPE OF REPORTING PERSON OO

.

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Item 1.            Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Solar3D, Inc., a Delaware corporation ("S3D").  The address of the principal executive offices of S3D is 1010 Winding Creek Road, Suite 100, Roseville, California 95678.

Item 2.            Identity and Background.

This statement on Schedule 13D is being filed on behalf of Pearl Innovations, LLC ("Pearl"), a Nevada limited liability company  The address of Pearl is 297 Kingsbury Grade Road, Suite 100, PO Box 4470, Stateline, Nevada 89449.

Pearl has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Pearl has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

N/A

Item 4.            Purpose of Transaction.

On February 22, 2016, Pearl disposed of 814,075 shares of S3D in two private transactions.  This reduced Pearl's holdings to 0.  The president of Pearl personally owns 92,308 shares of S3D.

Pearl does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

(a) The acquisition by any person of additional securities of S3D, or the disposition of securities of S3D.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving S3D or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of S3D or any of its subsidiaries.

(d) Any change in the present board of directors or management of S3D, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of S3D.

(f) Any other material change in S3D's business or corporate structure.

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(g) Changes in S3D's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of S3D by any person.

(h) Causing a class of securities of S3D to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

(i) A class of equity securities of S3D becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

The percentages of outstanding shares of S3D common stock reported below are based on the statement that as of November 3, 2015, there were 17,788,483 shares of S3D common stock outstanding.

(a) Pearl beneficially owns or may be deemed to beneficially own shares of S3D common stock as follows:

	No. of Shares	% of Class

Common Shares	0	0%
	0	0%

(b) For information  regarding the number of shares of S3D common stock as to which Pearl holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

(c) Other than as set forth herein, there have been no transactions in shares of S3D common stock effected by Pearl during the past 60 days.

(d) No person other than Pearl has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of S3D common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Pearl.

(e)  Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pearl has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of S3D, other than as described in this statement on Schedule 13D.

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Page 5 of 5    Pages

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Item 7.            Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2016

/s/ Elaine Lei

Elaine Lei, President

Pearl Innovations, LLC